Exhibit 99.2

Management’s Discussion and Analysis
for the quarter ended September 29, 2012

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its fourth fiscal quarter ended September 29, 2012. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 29, 2012, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2011, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at November 15, 2012, the date of filing in conjunction with the Company’s press release announcing its results for the fourth fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	407	415	443
Freight and other deductions	57	62	61	57	53	57	59	63
Lumber export taxes	3	4	3	3	2	3	1	1
Cost of sales	328	327	335	331	316	326	311	337
SG&A	18	19	18	17	18	18	18	20
Share-based compensation	4	6	(2)	(6)	-	1	(1)	(1)
Adjusted EBITDA	12	34	33	19	12	2	27	23
Depreciation & amortization	13	11	12	12	12	10	11	13
Other items	2	6	(7)	2	2	(5)	2	51
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	(41)
Interest, foreign exchange & other	12	12	4	3	10	10	7	14
Exchange loss (gain) on long-term debt	(5)	(6)	1	11	(2)	(6)	8	(13)
Pre-tax earnings (loss)	(10)	11	23	(9)	(10)	(7)	(1)	(42)
Income tax expense	1	5	6	8	6	7	4	5
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	(5)	(47)

CONSOLIDATED RESULTS

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $4 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s December 2011 quarterly financial results.

On March 23, 2012, the Company sold its British Columbia (B.C.) Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter.

TRANSITION TO IFRS

All financial information in this interim MD&A, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results have been prepared in accordance with IFRS. In the prior year, the Company had prepared its annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The change in certain comparative figures from previous Canadian GAAP to IFRS is provided in the table below. For more details on IFRS adjustments at the transition date, refer to note 17 of the interim financial statements.

	$ millions
					Total
	Dec 10	Mar 11	Jun 11	Sep 11	Fiscal 11
Sales
Per IFRS	422	452	448	421	1,743
Per Canadian GAAP	422	452	448	421	1,743
Difference	-	-	-	-	-

Adjusted EBITDA
Per IFRS	12	34	33	19	98
Per Canadian GAAP	11	33	32	19	95
Difference	1	1	1	-	3

Operating earnings (loss)
Per IFRS	(3)	17	28	5	47
Per Canadian GAAP	(4)	16	31	6	49
Difference	1	1	(3)	(1)	(2)

Net earnings (loss)
Per IFRS	(11)	6	17	(17)	(5)
Per Canadian GAAP	(12)	7	19	(17)	(3)
Difference	1	(1)	(2)	-	(2)

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	September	Total	Price	Volume & Mix
	2012	2012	Variance	Variance	Variance
Forest Products	86	108	22	3	19
Specialty Cellulose and Chemical Pulp	167	167	-	(7)	7
High-Yield Pulp	101	100	(1)	(1)	-
Paper	86	96	10	(3)	13
Corporate	4	5	1	-	1
	444	476	32	(8)	40
Less: Intersegment Sales	(29)	(33)	(4)
Sales	415	443	28

Sales increased by $28 million as compared to the prior quarter. Currency had a small negative effect on pricing as the Canadian dollar averaged US $1.003, a 1.2% increase from US $0.991 in the prior quarter. Forest Products segment sales increased by $22 million on higher SPF lumber shipments and prices. Specialty Cellulose and Chemical Pulp segment sales were unchanged with higher shipments offsetting lower prices. High-Yield Pulp segment sales decreased by $1 million due to lower prices. Paper segment sales increased by $10 million due to higher shipments, partially offset by lower prices.

ADJUSTED EBITDA
$ millions	June	September	Total	Price	Cost & Volume
	2012	2012	Variance	Variance	Variance
Forest Products	(2)	8	10	3	7
Specialty Cellulose and Chemical Pulp	18	16	(2)	(7)	5
High-Yield Pulp	5	(9)	(14)	(1)	(13)
Paper	9	14	5	(3)	8
Corporate	(3)	(6)	(3)	-	(3)
	27	23	(4)	(8)	4

Adjusted EBITDA decreased by $4 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA improved by $10 million as a result of better prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $2 million due to lower prices. High-Yield Pulp segment adjusted EBITDA decreased by $14 million due to higher costs. Paper segment adjusted EBITDA increased by $5 million as a result of lower costs.

OPERATING EARNINGS (LOSS)
$ millions				Adjusted
	June	September	Total	EBITDA	Depreciation	Other Items
	2012	2012	Variance	Variance	Variance	Variance
Forest Products	(4)	6	10	10	-	-
Specialty Cellulose and Chemical Pulp	13	9	(4)	(2)	(2)	-
High-Yield Pulp	1	(62)	(63)	(14)	1	(50)
Paper	9	13	4	5	(1)	-
Corporate	(5)	(7)	(2)	(3)	-	1
	14	(41)	(55)	(4)	(2)	(49)

The Company generated an operating loss of $41 million compared to operating earnings of $14 million in the prior quarter. In addition to the previously noted decline in adjusted EBITDA, the financial results were negatively impacted by other items, which included an impairment charge of $50 million relating to the property, plant and equipment of the Chetwynd, BC, high-yield pulp mill. A more detailed explanation of segment variances is included in the analysis that follows.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	September
	2012	2012	Variance
Financial ($ millions)
Sales (1)	86	108	22

Freight and other deductions	8	9	(1)
Lumber export taxes	1	1	-
Cost of sales (1)	76	86	(10)
SG&A	3	4	(1)
Adjusted EBITDA	(2)	8	10
Depreciation and amortization	2	2	-
Operating earnings (loss)	(4)	6	10

Shipments
SPF lumber (mmbf)	165	195	30

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	295	300	5
KD #2 & better delivered G.L. (US $ per mbf)	392	403	11
KD stud delivered G.L. (US $ per mbf)	387	394	7
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $8 million on sales of $108 million for the quarter ended September 29, 2012, compared to negative adjusted EBITDA of $2 million on sales of $86 million in the prior quarter. Sales increased by $22 million due primarily to higher shipments of lumber and sawmill by-products.

Demand for SPF lumber improved with shipments equal to 70% of capacity, as compared to 59% in the prior quarter. US $ reference prices for random lumber increased by US $8 per mbf on average while stud lumber increased by US $7 per mbf. Currency was slightly negative as the Canadian dollar averaged US $1.003, a 1.2% increase from US $0.991 in the prior quarter. When combined with a higher sales mix factor, the net price effect was an increase in adjusted EBITDA of $3 million or $15 per mbf. Mill level manufacturing costs improved by $5 million. Costs are normally lower in the summer months and the sawmills also benefited from more continuous operations in the most recent quarter.

During the September quarter, the Company incurred $1 million of lumber export taxes, on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the September quarter, the Company incurred a tax of 3.6% on its lumber shipments as compared to 5.1% in the prior quarter.

The Forest Products segment generated operating earnings of $6 million as compared to an operating loss of $4 million in the prior quarter. The previously noted improvement in adjusted EBITDA accounted for the stronger operating results.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	June	September
	2012	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	141	140	(1)
Sales - Chemicals	26	27	1
	167	167	-

Freight and other deductions	19	18	1
Cost of sales (1)	124	127	(3)
SG&A	6	6	-
Adjusted EBITDA	18	16	(2)
Depreciation and amortization	5	7	(2)
Operating earnings	13	9	(4)

Shipments
Specialty cellulose pulp (000's tonnes)	62	66	4
Chemical pulp (000's tonnes)	56	57	1
Internal (000's tonnes)	5	3	(2)
Total	123	126	3

Reference Prices
NBSK - delivered China (US $ per tonne)	690	630	(60)
NBSK - delivered U.S. (US $ per tonne)	900	853	(47)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $16 million on sales of $167 million for the quarter ended September 29, 2012, compared to adjusted EBITDA of $18 million on sales of $167 million in the prior quarter. Sales were relatively unchanged with lower prices offset by higher shipments. US dollar and euro prices for specialty grades and commodity viscose grades were relatively unchanged quarter-over-quarter. However, with the Canadian dollar strengthening by 1.2% versus the US dollar and by 4.0% versus the euro, Canadian dollar equivalent pricing declined by $4 million or $60 per tonne sold.

The specialty cellulose market conditions remained favourable. Specialty cellulose shipments were equal to 84% of capacity as compared to 80% in the prior quarter. The relatively low level of shipments in the June 2012 quarter was due to the annual maintenance shutdown at the Tartas mill, which lasted 11 days. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. During the most recent quarter, the two specialty pulp mills had only 3.5 days of scheduled maintenance, including one day at the Tartas mill. The higher productivity at the latter facility reduced mill level cash costs, including the positive impact of the weaker euro, by $10 million. Overall, the two mills generated $7 million more of adjusted EBITDA than in the prior quarter.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp remained relatively weak. The benchmark price (delivered China) decreased by US $60 per tonne. Overall, realized Canadian dollar prices decreased by $50 per tonne, reducing adjusted EBITDA by $3 million. NBSK shipments were equal to 89% of capacity as compared to 91% in the prior quarter. During the most recent quarter, the Skookumchuck pulp mill proceeded with its planned annual maintenance shutdown, which lasted seven days. As a result, mill level costs increased by $7 million. Overall, adjusted EBITDA declined by $11 million.

Finished goods inventories were at approximately 19 days of supply at the end of September 2012, down from 22 days at the end of the prior quarter.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $9 million compared to operating earnings of $13 million in the prior quarter. The previously noted decrease in adjusted EBITDA, combined with higher depreciation expense, accounted for the lower operating earnings.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	June	September
	2012	2012	Variance
Financial ($ millions)
Sales (1)	101	100	(1)

Freight and other deductions	21	23	(2)
Cost of sales (1)	73	85	(12)
SG&A	2	1	1
Adjusted EBITDA	5	(9)	(14)
Depreciation and amortization	4	3	1
Other item - impairment of Chetwynd pulp mill	-	50	(50)
Operating earnings (loss)	1	(62)	(63)

Shipments
External (000's tonnes)	165	165	-
Internal (000's tonnes)	14	17	3
Total	179	182	3

Reference Prices
BEK - delivered China (US $ per tonne)	667	635	(32)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $9 million on sales of $100 million for the quarter ended September 29, 2012, compared to adjusted EBITDA of $5 million on sales of $101 million in the prior quarter.

Market conditions for high-yield pulp remained weak in the most recent quarter. The US $ reference price for bleached eucalyptus kraft (BEK) decreased over the prior quarter by US $32 per tonne. Currency was also negative as the Canadian dollar averaged US $1.003, a 1.2% increase from US $0.991 in the prior quarter. When combined with a higher sales mix factor, high-yield pulp prices declined by $5 per tonne, reducing adjusted EBITDA by $1 million. High-yield pulp shipments were equal to 91% of capacity as compared to 89% in the prior quarter. During the most recent quarter, weak market conditions led to a production curtailment at the Chetwynd pulp mill for the last 30 days of the fiscal quarter. The mill remains indefinitely idled at time of writing and the Company has incurred a $50 million asset impairment charge to reduce the carrying values of the mill assets to estimated net recoverable amounts. The reduced productivity increased mill costs by $2 million over the prior quarter. In the September 2012 quarter, the lower selling prices led to a decrease of $3 million in the carrying values of finished goods and raw material inventories, decreasing adjusted EBITDA. This is the opposite of what occurred in the prior quarter when increased selling prices had led to an $8 million increase in the carrying values of finished goods and raw materials. Pulp inventories were at 35 days of supply at the end of September 2012, as compared to 38 days at the end of June 2012.

The High-Yield Pulp segment generated an operating loss of $62 million compared to operating earnings of $1 million in the prior quarter. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – PAPER

	June	September
	2012	2012	Variance
Financial ($ millions)
Sales	86	96	10

Freight and other deductions	11	13	(2)
Cost of sales	63	67	(4)
SG&A	3	2	1
Adjusted EBITDA	9	14	5
Depreciation and amortization	-	1	(1)
Operating earnings	9	13	4

Shipments
Coated bleached board (000's tonnes)	43	50	7
Newsprint (000's tonnes)	53	62	9
Total	96	112	16

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,130	1,117	(13)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $14 million on sales of $96 million for the quarter ended September 2012, compared to adjusted EBITDA of $9 million on sales of $86 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $10 million increase in sales.

In terms of markets, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $13 per short ton while the US $ reference price for newsprint was unchanged. Currency was slightly negative as the Canadian dollar averaged US $1.003, a 1.2% increase from US $0.991 in the prior quarter. The combined effect was a decrease of $3 million of adjusted EBITDA due to price. Coated bleached board shipments were equal to 111% of capacity as compared to 96% in the prior quarter. The shipment to capacity percentage for newsprint was 103%, compared to 87% in the prior quarter. Both mills saw improved productivity and also sold from inventory. The improved productivity led to a reduction in mill level costs of $5 million, primarily for energy and fixed cost absorption. The higher sales volume also led to higher adjusted EBITDA.

The Paper segment generated operating earnings of $13 million, compared to operating earnings of $9 million in the prior quarter. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	June	September
	2012	2012
Financial ($ millions)
General and administrative expenses	4	7
Share-based compensation	(1)	(1)
Other items:
Custodial - idled facilities	2	1
Operating expenses	5	7

The Company recorded a $1 million credit for share-based compensation in the current quarter unchanged from the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $1 million credit in the September 2012 quarter relates primarily to a decrease in share price as the value of the Company’s common shares declined from $2.39 to $2.08.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter compared to $2 million in the prior quarter.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	September
	2012	2012
Interest on debt	10	11
Foreign exchange items	(2)	4
Interest income	(1)	-
Capitalized interest	-	(1)
	7	14

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as in the current quarter, losses are generated. When the Canadian dollar weakens versus the US dollar, as was the case in the June quarter, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

During the June 2012 quarter, the Company recorded a loss of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.001 to US $0.976.

INCOME TAXES

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The September 2012 quarter absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the June 2012 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $1 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 26.3% . The June 2012 quarter absorbed a $4 million unfavourable variance related to period losses for which no deferred tax asset was recognized.

SEPTEMBER 2012 QUARTER VS JUNE 2012 QUARTER

NET LOSS

The Company generated a net loss of $47 million or $0.47 per share for the quarter ended September 29, 2012. This compares to a net loss of $5 million or $0.05 per share for the quarter ended June 23, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 23, 2012		September 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(5)	(0.05)	(47)	(0.47)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	7	0.07	(11)	(0.11)
Asset impairment - Chetwynd pulp mill	-	-	37	0.37
Costs for permanently idled facilities	2	0.02	1	0.01
Net earnings (loss) excluding specific items - not in accordance with IFRS	4	0.04	(20)	(0.20)

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the last two quarters:

	$ millions
	June	September
	2012	2012
Net loss	(5)	(47)
Defined benefit pension plans loss	-	(42)
Other benefit plans gain	-	4
Foreign currency translation loss on foreign operations	(5)	(1)
Total comprehensive loss	(10)	(86)

During the September 2012 quarter, the Company recognized a charge of $42 million relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. An experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, led to a reduction in the Company’s obligations for other benefit plans. No adjustments were recorded in the prior quarter.

Comprehensive items also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior quarter, the currency translation of French operations had generated a loss of $4 million, while the U.S. operations added a loss of $1 million.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	September	September	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	121	108	(13)	15	(28)
Specialty Cellulose and Chemical Pulp	180	167	(13)	(13)	-
High-Yield Pulp	76	100	24	(3)	27
Paper	84	96	12	-	12
Corporate	2	5	3	-	3
	463	476	13	(1)	14
Less: Intersegment Sales	(42)	(33)	9
Sales	421	443	22

Sales increased by $22 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $1.003, a 2.0% decrease from US $1.023 in the prior year quarter. Forest Products segment sales decreased by $13 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $13 million due to lower prices. High-Yield Pulp segment sales increased by $24 million due to higher shipments. Paper segment sales increased by $12 million due to higher shipments.

ADJUSTED EBITDA
$ millions	September	September	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(10)	8	18	15	3
Specialty Cellulose and Chemical Pulp	30	16	(14)	(13)	(1)
High-Yield Pulp	(8)	(9)	(1)	(3)	2
Paper	6	14	8	-	8
Corporate	1	(6)	(7)	-	(7)
	19	23	4	(1)	5

Adjusted EBITDA increased by $4 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $18 million from the prior year quarter due to higher prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $14 million due primarily to lower prices. High-Yield Pulp segment adjusted EBITDA decreased by $1 million due to lower prices, partially offset by lower costs. Paper segment adjusted EBITDA increased by $8 million because of lower costs.

OPERATING EARNINGS (LOSS)
$ millions				Adjusted
	September	September	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(12)	6	18	18	-	-
Specialty Cellulose and Chemical Pulp	25	9	(16)	(14)	(2)	-
High-Yield Pulp	(11)	(62)	(51)	(1)	-	(50)
Paper	5	13	8	8	-	-
Corporate	(2)	(7)	(5)	(7)	1	1
	5	(41)	(46)	4	(1)	(49)

The Company generated an operating loss of $41 million compared to operating earnings of $5 million in the same quarter a year ago. The previously noted improvement in adjusted EBITDA was more than offset by the impact of other items. A more detailed explanation of segment variances is included in the analysis that follows.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales (1)	121	108	(13)

Freight and other deductions	12	9	3
Lumber export taxes	3	1	2
Cost of sales (1)	112	86	26
SG&A	4	4	-
Adjusted EBITDA	(10)	8	18
Depreciation and amortization	2	2	-
Operating earnings (loss)	(12)	6	18

Shipments
SPF lumber (mmbf)	236	195	(41)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	245	300	55
KD #2 & better delivered G.L. (US $ per mbf)	332	403	71
KD stud delivered G.L. (US $ per mbf)	318	394	76
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $8 million on sales of $108 million. This compares to negative adjusted EBITDA of $10 million on sales of $121 million in the comparable quarter of the prior year. The sale of the Company’s two B.C. sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 88 million board feet of lumber in the prior year quarter and had generated lumber, chip and by-product revenues of $38 million. Sales also decreased by $11 million due to the divestiture of the hardwood flooring operations in November 2011. Higher prices and shipments from the Company’s Eastern sawmills increased sales by $29 million, partially offsetting the previously noted decreases.

Demand for SPF lumber improved with shipments equal to 70% of capacity, as compared to 59% in the year ago quarter. US $ reference prices for random lumber increased by US $63 per mbf on average while the reference price for stud lumber was up US $76 per mbf. Currency was favourable as the Canadian dollar averaged US $1.003, a 2.0% decrease from US $1.023 in the prior year quarter. As a result of the combined effect, the average selling price of SPF lumber increased by $77 per mbf, increasing adjusted EBITDA by $15 million. Manufacturing costs in the Eastern sawmills were relatively unchanged from those of the prior year quarter. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two B.C. sawmills, which had generated negative $3 million of adjusted EBITDA in the prior year quarter.

During the September 2012 quarter, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior year quarter. The effective tax rate was 3.6% versus 5.9% in the year ago quarter. The prior year quarter included $2 million of export taxes for Western sawmill lumber shipments to the United States.

The Forest Products segment generated operating earnings of $6 million, as compared to an operating loss of $12 million in the prior year quarter. The previously noted improvement in adjusted EBITDA accounted for the stronger operating results.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	157	140	(17)
Sales - Chemicals	23	27	4
	180	167	(13)

Freight and other deductions	17	18	(1)
Cost of sales (1)	128	127	1
SG&A	5	6	(1)
Adjusted EBITDA	30	16	(14)
Depreciation and amortization	5	7	(2)
Operating earnings	25	9	(16)

Shipments
Specialty cellulose pulp (000's tonnes)	71	66	(5)
Chemical pulp (000's tonnes)	44	57	13
Internal (000's tonnes)	8	3	(5)
Total	123	126	3

Reference Prices
NBSK - delivered China (US $ per tonne)	840	630	(210)
NBSK - delivered U.S. (US $ per tonne)	993	853	(140)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $16 million on sales of $167 million. This compares to adjusted EBITDA of $30 million on sales of $180 million in the year ago quarter. The $17 million decline in pulp sales was due primarily to lower chemical and specialty cellulose viscose grade pulp prices.

The specialty cellulose market conditions were generally favourable in the most recent quarter. An increase in specialty grade prices was offset by a decline in viscose grade prices. However, with the Canadian dollar strengthening by 11.2% versus the euro, the Canadian dollar equivalent sales of the Tartas mill were negatively affected by $2 million. Overall, pricing was down by $61 per tonne, reducing adjusted EBITDA by $4 million. Specialty cellulose shipments were equal to 84% of capacity as compared to 92% in the year ago quarter. During the most recent quarter, the two pulp mills incurred 3.5 days of maintenance downtime as compared to 4.4 days in the prior year period. Mill level costs increased by $5 million, primarily for chemicals and labour. The weaker euro provided a partial offset, reducing Tartas’ reported costs by $3 million. When combined with the lower shipments, adjusted EBITDA declined by $8 million.

Market conditions for NBSK pulp were significantly weaker during the most recent quarter. The benchmark price (delivered China) declined by US $210 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $10 million or $166 per tonne. NBSK shipments were equal to 89% of capacity as compared to 76% in the year ago quarter. In the prior year quarter, the Skookumchuck pulp mill had undergone an extended 17-day annual maintenance outage as compared to a 7-day outage in the most recent quarter. On a relative basis, the shorter outage resulted in lower costs. Overall, the adjusted EBITDA of the facility declined by $5 million.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $9 million compared to operating earnings of $25 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA, as well as an increase in depreciation expense, led to the lower operating earnings.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales (1)	76	100	24

Freight and other deductions	17	23	(6)
Cost of sales (1)	66	85	(19)
SG&A	1	1	-
Adjusted EBITDA	(8)	(9)	(1)
Depreciation and amortization	3	3	-
Other item - impairment of Chetwynd pulp mill	-	50	(50)
Operating loss	(11)	(62)	(51)

Shipments
External (000's tonnes)	120	165	45
Internal (000's tonnes)	15	17	2
Total	135	182	47

Reference Prices
BEK - delivered China (US $ per tonne)	690	635	(55)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $9 million on sales of $100 million. This compares to negative adjusted EBITDA of $8 million on sales of $76 million in the year ago quarter. The $24 million increase in sales was caused by higher shipments.

Market conditions for high-yield pulp were weaker than the comparable quarter a year ago. While the US $ reference price for BEK decreased by US $55 per tonne, the decline in the Company’s average US $ selling price for high-yield pulp was lower due to a higher mix factor versus the published price. Overall, Canadian dollar prices declined by $16 per tonne reducing adjusted EBITDA by $3 million. High-yield pulp shipments were equal to 91% of capacity as compared to 67% in the prior year quarter. In the prior year quarter, the segment had lost 80 days of production due to a strike at the Matane, Quebec, facility. During the most recent quarter, weak market conditions led to a 30-day production curtailment at the Chetwynd, BC, pulp mill. The higher productivity led to reduced costs of $6 million. However, this was partially offset by a $3 million decrease in the carrying values of finished goods and raw material inventories caused by the relatively low selling prices. There were no inventory adjustments in the prior year quarter.

The High-Yield Pulp segment generated an operating loss of $62 million compared to an operating loss of $11 million in the comparable quarter of the prior year. The segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

SEGMENT RESULTS – PAPER

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales	84	96	12

Freight and other deductions	11	13	(2)
Cost of sales	65	67	(2)
SG&A	2	2	-
Adjusted EBITDA	6	14	8
Depreciation and amortization	1	1	-
Operating earnings	5	13	8

Shipments
Coated bleached board (000's tonnes)	44	50	6
Newsprint (000's tonnes)	54	62	8
Total	98	112	14

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,117	(33)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $14 million on sales of $96 million. This compares to adjusted EBITDA of $6 million on sales of $84 million in the same quarter a year ago. Sales increased by $12 million due to higher shipments of coated bleached board and newsprint.

In terms of markets, coated bleached board was stable. Newsprint was also stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $33 per short ton while the reference price for newsprint was unchanged. Currency was favourable as the Canadian dollar averaged US $1.003, a 2.0% decrease from US $1.023 in the prior year quarter. The combined effect was that overall pricing remain unchanged and did not impact adjusted EBITDA. Coated bleached board shipments were equal to 111% of capacity as compared to 97% in the year ago quarter. Newsprint shipment to capacity was 103% compared to 90% in the prior year quarter. Both mills saw improved productivity in the most recent quarter and were also able to reduce finished goods inventories. The higher productivity, combined with lower fiber and energy costs, resulted in an $8 million decrease in manufacturing costs.

The Paper segment generated operating earnings of $13 million compared to operating earnings of $5 million in the prior year quarter. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	September	September
	2011	2012
Financial ($ millions)
General and administrative expenses	5	7
Share-based compensation	(6)	(1)
Depreciation	1	-
Other items:
Custodial - idled facilities	2	1
Operating expenses	2	7

The Company recorded a $1 million credit for share-based compensation in the current quarter, compared to a $6 million credit in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million credit in the September 2012 quarter relates to a decrease in the share price as the value of the Company’s common shares declined from $2.39 to $2.08.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter, compared to $2 million in the year ago quarter.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	September
	2011	2012
Interest on debt	8	11
Interest income	(1)	-
Capitalized interest	-	(1)
Foreign exchange items	(4)	4
Change in fair value of warrants	(2)	-
Bank charges and other	2	-
	3	14

The interest expense relates primarily to interest on the 11.25% senior secured notes maturing in December 2018. In the prior year quarter, the amount of outstanding notes was US $255 million as compared to US $305 million during the most recent quarter. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the prior year quarter, gains are generated. When the Canadian dollar strengthens versus the US dollar, as was the case in the most recent quarter, losses are generated.

TRANSLATION OF FOREIGN DEBT

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971.

INCOME TAXES

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The September 2012 quarter absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the September 2011 quarter, the Company recorded an income tax expense of $8 million on a loss before income taxes of $9 million. The income tax expense reflected an $11 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The September 2011 quarter absorbed a $7 million unfavourable variance related to period losses for which no deferred tax asset was recognized.

SEPTEMBER 2012 QUARTER VS SEPTEMBER 2011 QUARTER

NET LOSS

The Company generated a net loss of $47 million or $0.47 per share for the quarter ended September 29, 2012, compared to a net loss of $17 million or $0.17 per share for the quarter ended September 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	September 24, 2011		September 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(17)	(0.17)	(47)	(0.47)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	9	0.09	(11)	(0.11)
Asset impairment - Chetwynd pulp mill	-	-	37	0.37
Costs for permanently idled facilities	2	0.02	1	0.01
Net loss excluding specific items - not in accordance with IFRS	(6)	(0.06)	(20)	(0.20)

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the September quarter and the comparable period a year ago:

	$ millions
	September	September
	2011	2012
Net loss	(17)	(47)
Defined benefit pension plans loss	(64)	(42)
Other benefit plans gain	-	4
Foreign currency translation loss on foreign operations	(2)	(1)
Total comprehensive loss	(83)	(86)

During the September 2012 quarter, the Company recognized a charge of $42 million relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. In the prior year quarter, the Company had recognized a charge of $64 million relating to the net increase in defined benefit plan liabilities. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $44 million. A lower than expected return on plan assets added a further $27 million to net liability. Several other favourable items totalling $7 million provided a partial offset. During the most recent quarter, the Company generated an experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, on its other benefit plan obligations. There was no comparable gain or loss in the year ago period.

Comprehensive items also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior year quarter, the currency translation of the U.S. operations generated a loss of $2 million.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

CONSOLIDATED SUMMARY

SALES
$ millions	September	September	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	471	432	(39)	26	(65)
Specialty Cellulose and Chemical Pulp	693	662	(31)	(6)	(25)
High-Yield Pulp	378	352	(26)	(12)	(14)
Paper	339	346	7	6	1
Corporate	7	13	6	-	6
	1,888	1,805	(83)	14	(97)
Less: Intersegment Sales	(145)	(139)	6
Sales	1,743	1,666	(77)

Sales decreased by $77 million as compared to fiscal 2011. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. Forest Products segment sales decreased by $39 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $31 million due to lower shipments and prices. High-Yield Pulp segment sales decreased by $26 million due to lower shipments and prices. Paper segment sales increased by $7 million due primarily to higher prices.

ADJUSTED EBITDA
$ millions	September	September	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(47)	(16)	31	26	5
Specialty Cellulose and Chemical Pulp	140	92	(48)	(6)	(42)
High-Yield Pulp	(3)	(29)	(26)	(12)	(14)
Paper	29	37	8	6	2
Corporate	(21)	(20)	1	-	1
	98	64	(34)	14	(48)

Adjusted EBITDA of $64 million was $34 million lower than the prior year. Forest Products segment adjusted EBITDA was up $31 million from the prior year primarily as a result of higher prices. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $48 million due to higher costs and lower prices. High-Yield Pulp segment adjusted EBITDA declined by $26 million due to higher costs and lower prices. Paper segment adjusted EBITDA improved by $8 million due to higher prices and lower costs.

OPERATING EARNINGS (LOSS)
$ millions				Adjusted
	September	September	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(64)	(4)	60	31	4	25
Specialty Cellulose and Chemical Pulp	121	71	(50)	(48)	(2)	-
High-Yield Pulp	(14)	(92)	(78)	(26)	(2)	(50)
Paper	26	35	9	8	1	-
Corporate	(22)	(42)	(20)	1	1	(22)
	47	(32)	(79)	(34)	2	(47)

The Company generated an operating loss of $32 million compared to operating earnings of $47 million in the prior year. The previously noted decline in adjusted EBITDA contributed to the decrease. Other items also negatively impacted the operating results of the Company. A more detailed explanation of segment variances is included in the analysis that follows.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

SEGMENT RESULTS – FOREST PRODUCTS

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales (1)	471	432	(39)

Freight and other deductions	47	41	6
Lumber export taxes	13	7	6
Cost of sales (1)	441	385	56
SG&A	17	15	2
Adjusted EBITDA	(47)	(16)	31

Depreciation and amortization	14	10	4
Other items:
Gain on sale of B.C. sawmills	-	(24)	24
Loss on sale/closure of flooring assets	-	2	(2)
Taschereau sawmill closure charge	2	-	2
Cranbrook planer mill closure charge	1	-	1
Operating loss	(64)	(4)	60

Shipments
SPF lumber (mmbf)	908	836	(72)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	263	275	12
KD #2 & better delivered G.L. (US $ per mbf)	350	370	20
KD stud delivered G.L. (US $ per mbf)	314	353	39
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $16 million on sales of $432 million. This compares to negative adjusted EBITDA of $47 million on sales of $471 million in the prior year. The sale of the Company’s two B.C. sawmills at the end of the March 2012 quarter had a significant impact on sales. The Western sawmills generated $75 million less in revenues during the first six months of fiscal 2012 versus a full twelve months of fiscal 2011. Shipments of lumber from the two sawmills was 172 million board feet versus 343 million in the prior year. Sales also decreased by $36 million due to the divestiture of the hardwood flooring operations in November 2011. Higher prices and shipments of lumber from the Company’s Eastern sawmills increased sales by $55 million, partially offsetting the previously noted decreases.

Demand for SPF lumber improved with shipments equal to 62% of capacity, as compared to 57% a year ago. US $ reference prices for random lumber increased by US $16 per mbf on average while the reference price for stud lumber was up US $39 per mbf. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. As a result of the combined effect, the average selling price of SPF lumber increased by $32 per mbf, increasing adjusted EBITDA by $27 million. Sawmill manufacturing costs were relatively unchanged year-over-year.

During the year ended September 2012, the Company incurred $4 million of export taxes on lumber shipped from its Eastern sawmills as compared to $6 million in the prior year. The effective rate in the most recent year was 4.8% versus 11.7% in the prior year, which included a temporary surcharge. The decline in the export tax rate was partially offset by higher prices and shipments from the Eastern sawmills to the United States. As to the two B.C. sawmills, the Company incurred $3 million of export taxes in the first six-months of the current year. This compares to $7 million in the twelve-month period a year ago. The decrease was due solely to the shorter ownership period, as export tax rates were 15% in both years.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $64 million in fiscal 2011. In addition to the previously noted improvement in adjusted EBITDA, the sale of the B.C. sawmills and the hardwood flooring operations led to lower depreciation expense. During the most recent fiscal year, the Company recorded a gain of $24 million related to the sale of the B.C. sawmills. The Company sold its Toronto, Ontario, flooring plant and concurrently closed its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million. In the prior year, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer mill in Cranbrook, B.C.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	600	562	(38)
Sales - Chemicals	93	100	7
	693	662	(31)

Freight and other deductions	66	68	(2)
Cost of sales (1)	464	481	(17)
SG&A	23	21	2
Adjusted EBITDA	140	92	(48)
Depreciation and amortization	19	21	(2)
Operating earnings	121	71	(50)

Shipments
Specialty cellulose pulp (000's tonnes)	270	258	(12)
Chemical pulp (000's tonnes)	222	205	(17)
Internal (000's tonnes)	15	17	2
Total	507	480	(27)

Reference Prices
NBSK - delivered China (US $ per tonne)	863	680	(183)
NBSK - delivered U.S. (US $ per tonne)	989	886	(103)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $92 million on sales of $662 million. This compares to adjusted EBITDA of $140 million on sales of $693 million in fiscal 2011. The $38 million decrease in pulp sales was due to lower prices and volumes of chemical pulp and lower prices for viscose grade pulp, partially offset by higher prices for specialty grades.

The specialty cellulose market conditions were generally favourable in fiscal 2012. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by an average $156 per tonne for specialty grades and down by $360 per tonne for viscose grades. As viscose grades represented only 16% of shipments, the overall effect on pricing was favourable, increasing adjusted EBITDA by $18 million. Specialty cellulose shipments were equal to 83% of capacity as compared to 87% in the year ago period. Total costs increased by $28 million, primarily for chemicals, supplies and fiber. The Company’s strategy to produce more specialty grades has contributed to the increase in costs. The weaker euro provided a partial offset, reducing Tartas’ reported costs by $7 million. Combined with the lower sales volumes, adjusted EBITDA declined by $8 million.

Market conditions for NBSK pulp were significantly weaker during the most recent year. The benchmark price (delivered China) declined by US $183 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $28 million or $126 per tonne. NBSK shipments were equal to 82% of capacity as compared to 87% in the year ago period. During the most recent fiscal year, the Skookumchuck pulp mill incurred 24 days of maintenance downtime, including 17 days of unplanned downtime due to problems with the mill’s recovery boiler. In the prior year, the mill had incurred 26 days of planned maintenance downtime. Mill level costs increased by $6 million, primarily for fiber and chemicals. Overall, adjusted EBITDA declined by $35 million.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $71 million compared to operating earnings of $121 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

SEGMENT RESULTS – HIGH-YIELD PULP

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales (1)	378	352	(26)

Freight and other deductions	79	77	2
Cost of sales (1)	299	298	1
SG&A	3	6	(3)
Adjusted EBITDA	(3)	(29)	(26)
Depreciation and amortization	11	13	(2)
Other item - impairment of Chetwynd pulp mill	-	50	(50)
Operating loss	(14)	(92)	(78)

Shipments
External (000's tonnes)	607	581	(26)
Internal (000's tonnes)	57	60	3
Total	664	641	(23)

Reference Prices
BEK - delivered China (US $ per tonne)	734	614	(120)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $29 million on sales of $352 million. This compares to negative adjusted EBITDA of $3 million on sales of $378 million in fiscal 2011. The $26 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the prior year. The US $ reference price for BEK decreased by US $120 per tonne compared to the prior year. However, the drop in US $ pricing for high-yield pulp was less pronounced. Currency was slightly favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $12 million or $19 per tonne. High-yield pulp shipments were equal to 80% of capacity as compared to 83% in the prior year. During the most recent year, weak market conditions led to 68 days of market related downtime. In the prior year, the Company incurred 127 days of downtime due to a strike at the Matane, Quebec, facility. Total costs for the three mills increased by $12 million, primarily for fiber and chemicals. The current year costs include a charge of $3 million relating to the decrease in the carrying values of finished goods and raw material inventory as compared to a charge of $1 million in the prior year.

The High-Yield Pulp segment generated an operating loss of $92 million compared to an operating loss of $14 million in the prior year. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

SEGMENT RESULTS – PAPER

	September	September
	2011	2012	Variance
Financial ($ millions)
Sales	339	346	7

Freight and other deductions	45	46	(1)
Cost of sales	255	252	3
SG&A	10	11	(1)
Adjusted EBITDA	29	37	8
Depreciation and amortization	3	2	1
Operating earnings	26	35	9

Shipments
Coated bleached board (000's tonnes)	165	171	6
Newsprint (000's tonnes)	229	222	(7)
Total	394	393	(1)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,132	(18)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $37 million on sales of $346 million. This compares to adjusted EBITDA of $29 million on sales of $339 million in fiscal 2011. The $7 million increase in sales results primarily from higher coated bleached board shipments and prices, partially offset by lower newsprint shipments.

In terms of markets, coated bleached board weakened slightly while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $18 per short ton while the reference price for newsprint was unchanged. Currency was favourable as the Canadian dollar averaged $0.992, a 2.1% decrease from US $1.013 in the prior year. The combined effect was an increase in adjusted EBITDA of $6 million due to selling prices. Coated bleached board shipments were equal to 95% of capacity, compare to 92% in the prior year. Newsprint shipment to capacity was 92% compared to 95% in the prior year period. Costs at the coated bleached board mill declined by $1 million, with lower fiber costs offsetting increases in several other elements. Costs at the newsprint mill declined by $2 million, with lower energy costs offsetting increases in other areas.

The Paper segment generated operating earnings of $35 million compared to operating earnings of $26 million in the prior year. The previously noted improvement in adjusted EBITDA led to the higher operating earnings.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

SEGMENT RESULTS – CORPORATE

	September	September
	2011	2012
Financial ($ millions)
General and administrative expenses	19	21
Share-based compensation	2	(1)
Depreciation	1	-
Other items:
Custodial - idled facilities	7	10
Write-down of Temlam loan receivable	-	16
Gain on sale of minority equity interest	-	(4)
Gain on Tembec USA LLC filing	(4)	-
Gain on sale of Smooth Rock Falls hydro dam	(3)	-
Operating expenses	22	42

The Company recorded a $1 million credit for share-based compensation in the current year, compared to a $2 million charge last year. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $10 million in the most recent period, as compared to $7 million in the prior year.

The current year includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The current year also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

The prior year includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	September
	2011	2012
Interest on debt	32	38
Interest income	(1)	(1)
Capitalized interest	-	(2)
Fees - new working capital facility	2	-
Foreign exchange items	-	4
Gain on derivatives	(1)	-
Change in fair value of warrants	(5)	-
Bank charges and other	4	2
	31	41

The increase in the interest expense relates primarily to the issue of a US $50 million additional tranche of 11.25% senior secured notes in February 2012. This brought the total amount outstanding of 11.25% senior secured notes to US $305 million, which constitutes the bulk of the Company’s annual interest expense. Foreign exchange items relate primarily to gains or losses on the translation of US $ monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the current year.

TRANSLATION OF FOREIGN DEBT

During fiscal 2012, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.017.

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971.

INCOME TAXES

During fiscal 2012, the Company recorded an income tax expense of $22 million on a loss before income taxes of $60 million. The income tax expense reflected a $38 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 26.3% . The current year absorbed $32 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The expense was also increased by $6 million due to higher statutory income tax rates in France.

During fiscal 2011, the Company recorded an income tax expense of $20 million on earnings before income taxes of $15 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . The prior year absorbed a $10 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The expense was also increased by $6 million due to higher statutory income tax rates in France.

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

NET LOSS

The Company generated a net loss of $82 million or $0.82 per share for the year ended September 29, 2012, compared to a net loss of $5 million or $0.05 per share for the year ended September 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 24, 2011		September 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(5)	(0.05)	(82)	(0.82)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	1	0.01	(11)	(0.11)
Gain on financial instruments	(1)	(0.01)	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Loss on sale/closure of flooring assets	-	-	2	0.02
Write-down of Temlam loan receivable	-	-	14	0.14
Gain on sale of minority interest	-	-	(4)	(0.04)
Asset impairment - Chetwynd pulp mill	-	-	37	0.37
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on Tembec USA LLC filing	(4)	(0.04)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	5	0.05	7	0.07
Net loss excluding specific items - not in accordance with IFRS	(3)	(0.03)	(55)	(0.55)

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the last two fiscal years:

	$ millions
	September	September
	2011	2012
Net loss	(5)	(82)
Defined benefit pension plans loss	(64)	(42)
Other benefit plans gain	-	4
Foreign currency translation gain (loss) on foreign operations	2	(11)
Total comprehensive loss	(67)	(131)

YEAR ENDED SEPTEMBER 2012 VS YEAR ENDED SEPTEMBER 2011

During fiscal 2012, the Company recognized a charge of $42 million relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. In the prior year, the Company had recognized a charge of $64 million relating to the net increase in defined benefit plan liabilities. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $44 million. A lower than expected return on plan assets added a further $27 million to net liability. Several other favourable items totalling $7 million provided a partial offset. During the most recent year, the Company generated an experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, on its other benefit plans obligations. There was no comparable gain or loss in the prior year.

Comprehensive items also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During fiscal 2012, the currency translation of the French operations generated a loss of $12 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior year, the currency translation of the French and U.S. operations generated a gain of $1 million each.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Sales	422	452	448	421	401	407	415	443
Adjusted EBITDA	12	34	33	19	12	2	27	23
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	(41)
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	(5)	(47)
Basic and fully diluted net earnings (loss) per share ($)	(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)	(0.05)	(0.47)

FINANCIAL POSITION

	($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Cash flow from operations before working capital changes	3	21	27	13	2	(16)	16	11
Less:
Fixed asset additions	8	7	14	29	23	28	24	45
Interest on debt	8	8	8	8	8	9	10	11
Current income tax expense	1	-	-	7	3	4	2	2
Free cash flow (negative)	(14)	6	5	(31)	(32)	(57)	(20)	(47)

Cash Flow – Operations

Cash flow from operations before working capital changes in fiscal 2012 was $13 million, compared to $64 million in the prior year. The decline in cash flow was due to lower adjusted EBITDA, income taxes paid relating to the French operations and an increase in excess cash contributions for employee future benefit plans. After allowing for fixed asset additions of $120 million, interest on debt of $38 million and current income tax expense of $11 million, free cash flow in fiscal 2012 was negative $156 million compared to negative $34 million in the prior year. In fiscal 2012, non-cash working capital items used $85 million. The majority of the increase in working capital was related to increased trade receivables in the Forest Products and High-Yield Pulp segments as well as higher inventories in the Specialty Cellulose and Chemical Pulp and the High-Yield Pulp segments.

Fixed Asset Additions

During fiscal 2012, fixed asset additions totalled $120 million compared to $58 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The increase in capital expenditures in fiscal 2012 relates to one relatively large capital project. In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50 megawatt electrical turbine. During the quarter, $28 million was spent on the project, bringing total annual capital expenditures to $56 million and total cumulative project expenditures to $59 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational.

FINANCIAL POSITION

While the cost of major equipment purchases related to the Temiscaming Specialty Cellulose project have been in line with expectations, recent quotes provided by potential vendors for construction labour have significantly exceeded the budgeted amounts. The Company is currently reviewing quotes to assess the underlying causes of these discrepancies. Preliminary indications are that the high quotes are due in large part to the overheated construction market in the Province of Quebec and the resulting scarcity of qualified contractors and related labour. The Company’s desire to complete certain elements prior to the onset of the winter months is likely contributing to the cost pressures. Given these circumstances, the Company has decided to reduce construction activity over the winter months.

As a result, the boiler start-up, initially scheduled for December 2013, will likely be delayed by approximately three months. The impact on the start-up of the turbine, scheduled for May 2014, is still under review. The Company’s view is that these actions are necessary and prudent under the circumstances.

The following table summarizes fiscal 2012 fixed asset additions by segment:

Quarter ended September 2012
$ millions	Quarter	Year-to-date
Forest Products	4	12
Specialty Cellulose and Chemical Pulp	36	91
High-Yield Pulp	2	8
Paper	2	7
Corporate	1	2
	45	120

The Company completed the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total estimated cost of $21 million. During the quarter, $2 million was spent to complete the project. The turbine was commissioned in June 2012 and became operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million per year.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits were to be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has now utilized its full allotment of credits.

Liquidity

At the end of September 2012, the Company had total cash (including cash held in trust) of $92 million plus unused operating lines of $48 million, for total liquidity of $140 million. At September 2011, the date of the last audited financial statements, the Company had net cash of $105 million and unused operating lines of $124 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June	September
	2011	2011	2012	2012	2012
Borrowing base	186	180	199	192	187
Less: availability reserve	(22)	(23)	(23)	(23)	(23)
Net availability	164	157	176	169	164

Outstanding letters of credit	(34)	(38)	(45)	(46)	(48)
Amount drawn	(6)	(48)	(69)	(68)	(68)
Unused amount	124	71	62	55	48

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of the September 2012 quarter.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. The agent for the ABL lenders’ syndicate recently expressed concern regarding the solvency deficits of the Company’s Ontario defined benefit pension plans. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrain from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada.

The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted. The ruling of the Supreme Court of Canada is expected in the near term and the Company anticipates it will resolve the situation. However, there can be no assurance at this time that the decision of the Ontario Court of Appeal will not be maintained by the Supreme Court of Canada, nor that a decision will be rendered in a timely manner. The Company’s liquidity position at September 29, 2012, was $140 million, including $31 million related to the unutilized portion of the ABL. If the unutilized ABL portion was to remain unavailable for an extended period of time, the Company’s liquidity would fall below its stated objective of $135 million to $150 million. In order to address this risk, the Company is assessing other liquidity enhancing alternatives such as limiting capital expenditures and seeking other sources of financing or funding.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Net debt / total capitalization	30%	32%	28%	27%	34%	37%	40%	45%
Adjusted EBITDA / interest on indebtedness (times)	1.6	4.7	4.5	2.7	1.5	0.4	2.9	2.2

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

FINANCIAL POSITION

During the March 2012 quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of September 2012, the Company had not drawn on the facility. On October 19, 2012, the Company received its first draw of $9 million on the term loan.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The interest rate on this tranche was set at 6.35% . The final $10 million tranche will be advanced by June 2013 at the latest.

The two previously noted facilities will fund $105 million of the $190 million required to complete the Temiscaming, Quebec, specialty cellulose project.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a relatively strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 45% as at September 29, 2012, as compared to 27% at the end of the prior fiscal year. The increase was due to fiscal 2012 losses, which reduced shareholders’ equity, combined with higher net debt due primarily to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at November 15, 2012, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 24, 2011).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended September 29, 2012, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

Overall, the September 2012 quarterly results were in line with expectations, with improving lumber profitability offsetting the negative impact of difficult paper pulp markets. The Forest Products segment had its best quarter in several years, both in terms of lumber demand and prices. The summer months are also seasonally more productive and lower cost as well. Looking ahead, the normal seasonal decline in prices is anticipated in the December quarter. While the recent housing statistics in the United States are encouraging, we continue to forecast a slow and gradual recovery in housing, with lumber demand and prices following a similar pattern. The Specialty Cellulose and Chemical Pulp segment results were negatively impacted by currency as the Canadian dollar strengthened versus the US dollar and the euro. Market conditions for specialty cellulose were stable while those for NBSK pulp were very weak, with US $ pricing reaching “trough” levels. The annual mill-wide maintenance outage at the Skookumchuck pulp mill, which is the Company’s most expensive outage, also impacted the segment’s quarterly results. We anticipate a stable market for specialty and viscose pulps in the coming quarters. There are price increases announced for NBSK and they should be implemented. The adjusted EBITDA decline in the High-Yield Pulp segment was somewhat distorted by inventory adjustments. The prior quarter had benefited from an $8 million favourable adjustment to net realizable value inventory reserves as compared to a $3 million unfavourable adjustment in the September 2012 quarter. Absent the aforementioned adjustments, the decline in profitability was relatively modest and in line with expectations. Lower prices and the additional costs of idling the 240,000 tonnes per year Chetwynd, BC, mill led to the decline in High-Yield Pulp segment profitability. While price increases are being implemented, we expect market conditions for high-yield pulp to remain relatively weak. As well, future profitability will be enhanced as the Company will be operating its two lowest cost facilities going forward. The Paper segment had improved results due to good productivity and higher shipments. Stable paper markets are anticipated. However, profitability will be lower as the September 2012 quarter level of shipments is not sustainable. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $59 million has been spent on the Temiscaming specialty cellulose project to the end of the September 2012 quarter. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact adjusted EBITDA in the coming quarters.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2011				Fiscal 2012
		Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	100
Book value per share ($)		2.87	2.97	3.16	2.33	2.12	1.98	1.88	1.02
Foreign exchange:
1 C $ = US $	- average	0.986	1.014	1.033	1.023	0.977	0.998	0.991	1.003
	- period end	0.994	1.019	1.013	0.971	0.980	1.001	0.976	1.017

1 euro = US $	- average	1.359	1.367	1.438	1.418	1.350	1.309	1.286	1.250
	- period end	1.312	1.408	1.418	1.352	1.304	1.326	1.256	1.284

1 euro = C $	- average	1.378	1.348	1.392	1.386	1.382	1.312	1.298	1.246
	- period end	1.320	1.382	1.399	1.392	1.331	1.325	1.287	1.263

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	(41)
Depreciation and amortization	13	11	12	12	12	10	11	13
Other items	2	6	(7)	2	2	(5)	2	51
Adjusted EBITDA	12	34	33	19	12	2	27	23

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense, current income tax expense and net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Long-term debt	263	258	260	271	269	314	318	323
Net unamortized financing costs	13	13	13	13	13	11	12	13
Current portion of long-term debt	17	17	17	18	18	19	16	16
Operating bank loans / Bank indebtedness	3	5	2	6	48	69	68	68
Less: total cash	(61)	(32)	(72)	(105)	(86)	(127)	(101)	(92)
Net debt	235	261	220	203	262	286	313	328
Other long-term liabilities and credits	266	264	249	303	292	282	277	304
Shareholders' equity	287	297	316	233	212	198	188	102
Total capitalization	788	822	785	739	766	766	778	734

Net debt to total capitalization ratio	30%	32%	28%	27%	34%	37%	40%	45%